FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated September 10, 2026

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 10 August 2026 (official registry number 3336) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 3 and 9 September (both inclusive).

The cash amount of the shares purchased to 9 September 2026 as a result of the execution of the Buyback Programme amounts to 468,982,200 Euros, which represents approximately 25.7% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 18.2% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
03/09/2026	SAN	Purchase	XMAD	1,200,000	12.8185
03/09/2026	SAN	Purchase	CEUX	444,306	12.8205
03/09/2026	SAN	Purchase	TQEX	193,144	12.8295
03/09/2026	SAN	Purchase	AQEU	162,550	12.8270
04/09/2026	SAN	Purchase	XMAD	621,829	12.8453
04/09/2026	SAN	Purchase	CEUX	825,154	12.8199
04/09/2026	SAN	Purchase	TQEX	194,457	12.8379
04/09/2026	SAN	Purchase	AQEU	358,560	12.8105
07/09/2026	SAN	Purchase	XMAD	1,252,698	12.8568
07/09/2026	SAN	Purchase	CEUX	282,070	12.8397
07/09/2026	SAN	Purchase	TQEX	99,488	12.8415
07/09/2026	SAN	Purchase	AQEU	165,744	12.8375
08/09/2026	SAN	Purchase	XMAD	1,676,615	12.8471
08/09/2026	SAN	Purchase	CEUX	223,971	12.8014
08/09/2026	SAN	Purchase	TQEX	18,845	12.7657
08/09/2026	SAN	Purchase	AQEU	80,569	12.8003
09/09/2026	SAN	Purchase	XMAD	3,100,000	12.6167
09/09/2026	SAN	Purchase	CEUX	1,044,100	12.5619
09/09/2026	SAN	Purchase	TQEX	300,711	12.5466
09/09/2026	SAN	Purchase	AQEU	555,189	12.5763
			TOTAL	12,800,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 10 September 2026

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 03/09/2026 and 09/09/2026 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-03-a-09-septiembre-2026-es.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 10, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance